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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      MERIDIAN POINT REALTY TRUST VIII CO.
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                                (Name of Issuer)

                                 PREFERRED STOCK
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                         (Title of Class of Securities)

                                   589954-20-5
                         ------------------------------
                                 (CUSIP Number)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                   Jackson, Mississippi 39201; (601) 354-3555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 Not Applicable
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         This Document contains 4 Pages.


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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                      MERIDIAN POINT REALTY TRUST VIII CO.

            The Statement on Schedule 13D (the "Statement") with respect to the shares of Preferred Stock, $0.001 par value per share ("Shares"), of Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Issuer"), filed with the Securities and Exchange Commission by EastGroup Properties, Inc. ("EastGroup"), is hereby amended as follows:


ITEM 4.  PURPOSE OF TRANSACTION.

            [Item 4 of the Statement is amended by the addition of the following:]

            On December 2, 1997, representatives of EastGroup met with representatives of the Issuer in Forth Worth, Texas. At that meeting, the EastGroup representatives reviewed the history of EastGroup's dealings with the Issuer, including EastGroup's participation in the process instituted by the Issuer in 1995 and early 1996 in which EastGroup made proposals pursuant to which the Issuer would be merged with and into EastGroup. In connection with EastGroup's participation in such process, EastGroup was requested to sign and did sign a confidentiality agreement accompanied by a two year standstill agreement restricting EastGroup's ability to purchase the Issuer's securities. Such standstill agreement, portions of which were amended or waived from time to time, expired by its terms before EastGroup purchased any Shares.

            At the December 2, 1997 meeting, the representatives of EastGroup stated EastGroup's desire to promptly enter into negotiations with the Issuer with respect to a business combination transaction between EastGroup and the Issuer. The representatives of the Issuer indicated to EastGroup that the Issuer was in the process of evaluating the Issuer's strategic alternatives and that the Issuer had retained Prudential Securities, Inc. to help the Issuer in conducting such evaluation. The EastGroup representatives informed the Issuer's representatives that EastGroup believed that a merger between EastGroup and the Issuer was in the best interests of all parties, and that it was EastGroup's present intention to oppose, and to vote its Shares against, any strategic alternative of the Issuer that would delay or frustrate such a transaction. Further, in light of EastGroup's position and EastGroup's significant holdings in the Issuer, the EastGroup representatives indicated their view that it was impractical and unnecessary for the Issuer to explore such strategic alternatives. Accordingly, the EastGroup representatives reiterated their desire to promptly enter into negotiations with respect to a business combination transaction between EastGroup and the Issuer.

            Since the December 2, 1997 meeting, discussions between representatives of the Issuer and representatives of EastGroup have continued, but such merger negotiations have not begun. Further, given the lengthy history of EastGroup's interest in the Issuer, the desire of EastGroup to enter into negotiations promptly and EastGroup's view that the process in which the Issuer is currently engaged is impractical and unnecessary, EastGroup has declined to sign a confidentiality agreement with respect to receiving non-public information of the Issuer or any additional standstill agreements.

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            EastGroup has retained PaineWebber Incorporated as its financial advisor with respect to its investment in the Issuer and any business combination transaction involving EastGroup and the Issuer.





















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                                    SIGNATURE
                                    ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 13, 1998






                                        EASTGROUP PROPERTIES, INC.




                                        By: /s/ David H. Hoster II
                                            ------------------------------------
                                               David H. Hoster II
                                               President













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